                                   FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                     For the Year Ended December 31, 1996

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from _______________ to _____________

Commission File No. 1-9753

A.   Full title of the plan:

     Georgia Gulf Corporation Savings and Capital Growth Plan

     (referred to herein as the "Plan")

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

     Georgia Gulf Corporation
     400 Perimeter Center Terrace
     Suite 595
     Atlanta, GA 30346
     (770) 395-4500

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

                                  GEORGIA GULF CORPORATION
                                  (Plan Administrator)

                                  By:  /s/ JOEL I. BEERMAN
                                  Joel I. Beerman
                                  Vice-President, General Counsel
                                   and Secretary

June 23, 1997

                           GEORGIA GULF CORPORATION
                        SAVINGS AND CAPITAL GROWTH PLAN

                       Financial Statements and Schedules
                        as of December 31, 1996 and 1995
                                 Together With
                                Auditors' Report

                           GEORGIA GULF CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1996 AND 1995



                                TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

    Statements of Net Assets Available for Plan Benefits, With Fund Information--December 31, 1996 and 1995

    Statements of Changes in Net Assets Available for Plan Benefits, With Fund Information, for the Years Ended December 31, 1996 and 1995


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

    Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes--December 31, 1996

    Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1996

                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Plan Administrator of
Georgia Gulf Corporation
Savings and Capital Growth Plan:


We have audited the accompanying statements of net assets available for plan benefits, with fund information, of GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Georgia Gulf Corporation Savings and Capital Growth Plan as of December 31, 1996 and 1995 and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP


Atlanta, Georgia
May 30, 1997

                               GEORGIA GULF CORPORATION

                           SAVINGS AND CAPITAL GROWTH PLAN

     STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                              DECEMBER 31, 1996 AND 1995


                                                                        PARTICIPANT-DIRECTED
                                 -------------------------------------------------------------------------------------------------
                                                                                           BLUE CHIP
                                     TOTAL RETURN FUND          STABLE VALUE FUND         GROWTH FUND            STOCK FUND
                                 -----------   ---------      --------     --------     --------  -------   --------     --------
                                    1996          1995          1996         1995         1996      1995      1996         1995
                                 -----------   ---------      --------     --------     --------  -------   --------     --------
ASSETS:
  Investments:
    INVESCO Total Return Fund    $37,482,133   $41,513,832   $        0   $        0   $        0    $0    $        0   $        0
    INVESCO Stable Value Fund              0             0    6,842,962    6,381,162            0     0             0            0
    Fidelity Blue Chip
      Growth Fund                          0             0            0            0    5,566,950     0             0            0
    Dodge & Cox Stock Fund                 0             0            0            0            0     0     9,161,725    4,944,874
    UAM Small Company Fund                 0             0            0            0            0     0             0            0
    American Funds Europacific
      Growth Fund                          0             0            0            0            0     0             0            0
    Equity securities                      0             0            0            0            0     0             0            0
    Participant Loans (Note 4)             0             0            0            0            0     0             0            0
                                 -----------   -----------   ----------   ----------   ----------   ----   ----------   ----------
         Total assets            37,482,133    41,513,832    6,842,962    6,381,162    5,566,950      0    $9,161,725   $4,944,874

LIABILITIES
    Other                                  0        11,811            0        2,727            0     0             0         (937)
                                 -----------   -----------   ----------   ----------   ----------   ----   ----------   ----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                       $37,482,133   $41,525,643   $6,842,962   $6,383,889   $5,566,950    $0    $9,161,725   $4,943,937
                                 -----------   -----------   ----------   ----------   ----------   ----   ----------   ----------
                                 -----------   -----------   ----------   ----------   ----------   ----   ----------   ----------

                                                                        PARTICIPANT-DIRECTED
                                 -------------------------------------------------------------------------------------------------
                                                                EUROPACIFIC
                                    SMALL COMPANY FUND          GROWTH FUND      GEORGIA GULF STOCK FUND    PARTICIPANT LOAN FUND
                                  ---------    ---------      --------  -------   --------     -------   -------     --------
                                    1996          1995          1996      1995      1996         1995      1996         1995
                                  ---------    ---------      --------  -------   --------     -------   -------      -------
ASSETS:
  Investments:
    INVESCO Total Return Fund    $         0   $         0   $        0    $0    $         0   $        0   $        0   $        0
    INVESCO Stable Value Fund              0             0            0     0              0            0            0            0
    Fidelity Blue Chip
      Growth Fund                          0             0            0     0              0            0            0            0
    Dodge & Cox Stock Fund                 0             0            0     0              0            0            0            0
    UAM Small Company Fund         7,502,074     4,316,936            0     0              0            0            0            0
    American Funds Europacific
      Growth Fund                          0             0    2,663,347     0              0            0            0            0
    Equity securities                      0             0            0     0     27,119,427   33,936,158            0            0
    Participant loans (Note 4)             0             0            0     0              0            0    2,681,692    2,393,758
                                 -----------   -----------   ----------   ----   -----------   ----------   ----------   ----------
         Total assets              7,502,074     4,316,936    2,663,347     0     27,119,427   33,936,158    2,681,692    2,393,758

LIABILITIES:
  Other                                    0       (14,397)           0     0              0          136            0            0
                                 -----------   -----------   ----------   ----   -----------   ----------   ----------   ----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                   $7,502,074    $4,302,539   $2,663,347    $0    $27,119,427  $33,936,294   $2,681,692   $2,393,758
                                 -----------   -----------   ----------   ----   -----------   ----------   ----------   ----------
                                 -----------   -----------   ----------   ----   -----------   ----------   ----------   ----------


                                              Nonparticipant-Directed
                                                 Total Return Fund                          Total
                                            --------------------------------------------------------------------
                                               1996              1995              1996              1995
                                            --------------------------------------------------------------------
ASSETS:
  Investments:
     INVESCO Total Return Fund              $26,495,574       $25,013,718       $  63,977,707     $ 66,527,550
     INVESCO Stable Value Fund                        0                 0           6,842,962        6,381,162
     Fidelity Blue Chip Growth Fund                   0                 0           5,566,950                0
     Dodge & Cox Stock Fund                           0                 0           9,161,725        4,944,874
     UAM Small Company Fund                           0                 0           7,502,074        4,316,936
     American Funds Europacific Growth Fund           0                 0           2,663,347                0
     Equity securities                                0                 0          27,119,427       33,936,158
     Participant loans (Note 4)                       0                 0           2,681,692        2,393,758
                                            -----------        ----------       -------------     ------------
          Total assets                       26,495,574        25,013,718         125,515,884      118,500,438

LIABILITIES:
  Other                                               0                 0                   0             (660)
                                            -----------       -----------        ------------     -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS      $26,495,574       $25,013,718        $125,515,884     $118,499,778
                                            -----------        ----------       -------------     ------------
                                            -----------        ----------       -------------     ------------

           The accompanying notes are an integral part of these statements.

                             GEORGIA GULF CORPORATION

                         SAVINGS AND CAPITAL GROWTH PLAN


                   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                     FOR PLAN BENEFITS, WITH FUND INFORMATION

                  FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995



                                                                    Participant-Directed
                                   ------------------------------------------------------------------------------------------------
                                                                                            Blue Chip
                                         Total Return Fund        Stable Value Fund        Growth Fund           Stock Fund
                                   ------------------------------------------------------------------------------------------------
                                         1996         1995          1996       1995        1996    1995       1996        1995
                                   -----------------------------------------------------------------------------------------------
CONTRIBUTIONS (Note 4):
  Employer                             $ 816,098   $ 2,030,719   $ 241,454   $ 167,630   $ 268,708  $ 0   $ 307,688    $ 104,105

  Employee                             1,043,896     1,160,247     296,513     396,892     473,825    0     464,771      293,263
                                       ---------    ----------   ---------   ---------   ---------   --    --------     ---------
         Total contributions           1,859,994     3,190,966     537,967     564,522     742,533    0     772,459      397,368

NET INVESTMENT GAIN FROM
 GEORGIA GULF CORPORATION
 MASTER EMPLOYEE BENEFITS TRUST
 (Note 2)                                      0     7,078,656           0           0           0    0           0            0

INTEREST AND DIVIDEND INCOME                   0             0     391,934     381,838           0    0           0            0

NET GAIN (LOSS)
  FROM INVESTMENTS (Note 2)            4,573,177     2,078,188           0           0     650,110    0   1,467,799    1,135,604

INTEREST INCOME--PARTICIPANT LOANS
  (Note 4)                                65,304       101,375      17,060      16,877      19,578    0      23,268        8,778

PRINCIPAL REPAYMENTS--PARTICIPANT
 LOANS                                   235,071       342,050      77,775      76,897      60,998    0      70,369       32,430
                                     -----------    ----------  ----------   ---------   ---------   --   ----------   ----------
                                       6,733,546    12,791,235   1,024,736   1,040,134   1,473,219    0   2,333,895    1,574,180
LESS:                                ------------   ----------  ----------   ---------   ---------   --   ----------   ----------
 Benefit payments                     (4,459,437)     (877,811) (2,283,437)   (650,198)    (94,365)   0    (556,650)    (124,834)

 Loan disbursements                     (663,793)     (714,369)    (63,281)   (157,743)    (71,446)   0     (74,125)     (45,764)
                                     ------------   -----------  ----------   ---------  ----------  --   ----------     --------
                                      (5,123,230)   (1,592,180) (2,346,718)   (807,941)   (165,811)   0    (630,775)    (170,598)
                                     ------------   -----------  ---------    ---------  ----------  --   ----------     --------
INTERFUND TRANSFERS                   (5,653,826)   13,212,962   1,781,055      22,059   4,259,542    0   2,514,668       15,501
                                     ------------   -----------  ---------    ---------  ----------  --   ----------     --------
NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE
  FOR PLAN BENEFITS                   (4,043,510)   24,412,017     459,073     254,252   5,566,950    0   4,217,788    1,419,083

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT BEGINNING OF YEAR       41,525,643    17,113,626   6,383,889   6,129,637           0    0   4,943,937    3,524,854
                                     -----------   -----------  ----------  ----------  ----------   --  ----------   -----------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR            $37,482,133   $41,525,643  $6,842,962  $6,383,889  $5,566,950   $0  $9,161,725   $4,943,937
                                     -----------   -----------  ----------  ----------  ----------   --  ----------   -----------
                                     -----------   -----------  ----------  ----------  ----------   --  ----------   -----------



                                                                      Participant-Directed
                                      ---------------------------------------------------------------------------------------------
                                                                   Europacific
                                       Small Company Fund          Growth Fund      Georgia Gulf Stock Fund   Participant Loan Fund
                                      ---------------------------------------------------------------------------------------------
                                       1996      1995           1996       1995       1996        1995           1996     1995
                                      ---------------------------------------------------------------------------------------------
CONTRIBUTIONS (Note 4):
  Employer                         $ 253,478  $ 102,833      $ 86,226       $ 0    $ 1,144,186   $  818,265         $ 0   $      0

  Employee                           429,370    284,327       117,320         0      1,615,715    2,128,900           0          0
                                   ---------  ---------      --------        --     ----------    ---------    --------   -------
     Total contributions             682,848    387,160       203,546         0      2,759,901    2,947,165           0          0

NET INVESTMENT GAIN FROM
 GEORGIA GULF CORPORATION
 MASTER EMPLOYEE BENEFITS
 TRUST (Note 2)                            0          0             0          0             0            0           0          0

INTEREST AND DIVIDEND INCOME               0          0             0          0             0            0           0          0

NET GAIN (LOSS) FROM INVESTMENTS
 (Note 2)                          1,381,700     810,419      290,723          0    (1,732,681)  (7,093,127)          0          0

INTEREST INCOME--PARTICIPANT
 LOANS (Note 4)                       17,640       8,006        4,887          0        92,606       72,097           0          0

PRINCIPAL REPAYMENTS
  --PARTICIPANT LOANS                 55,963      44,253       23,956          0       302,772      281,052    (826,904)  (814,270)
                                   ---------   ---------    ---------         --    ----------   -----------   ---------  --------
                                   2,138,151   1,249,838      523,112          0     1,422,598   (3,792,813)   (826,904)  (814,270)
                                   ---------   ---------    ---------         --    -----------  -----------   ---------  --------
LESS:
 Benefit payments                   (307,274)    (97,293)     (32,736)         0    (1,374,940)    (708,911)   (324,262)         0

 Loan disbursements                  (90,350)    (50,223)      (7,041)         0      (469,064)           0   1,439,100    968,099
                                   ----------   ---------    ---------        --    -----------   ----------  ----------   -------
                                    (397,624)   (147,516)     (39,777)         0    (1,844,004)    (708,911)  1,114,838    968,099
                                   ----------   ---------   ----------        --    -----------   ----------  ----------   -------
INTERFUND TRANSFERS                1,459,008    (394,840)   2,180,012          0    (6,395,461)   2,778,642           0          0
                                   ----------   ---------   ----------        --    -----------   ----------  ----------   -------
NET INCREASE (DECREASE)
 IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                 3,199,535     707,482    2,663,347          0    (6,816,867)  (1,723,082)    287,934    153,829

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT BEGINNING OF YEAR    4,302,539   3,595,057            0          0    33,936,294   35,659,376   2,393,758  2,239,929
                                   ---------  ----------   ----------         --    ----------   ----------   ---------  ---------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR         $7,502,074  $4,302,539   $2,663,347         $0   $27,119,427  $33,936,294  $2,681,692 $2,393,758
                                  ----------  ----------   ----------         --   -----------  -----------  ---------- ----------
                                  ----------  ----------   ----------         --   -----------  -----------  ---------- ----------




                                             Nonparticipant-Directed
                                                Total Return Fund                       Total
                                       -------------------------------------------------------------------
                                              1996              1995            1996             1995
                                       -------------------------------------------------------------------
CONTRIBUTIONS (Note 4):
  Employer                                    $  0              $  0      $  3,117,838      $  3,223,552
  Employee                                       0                 0         4,441,410         4,263,629
                                        -----------      ------------      -----------        ------------
      Total contributions                        0                 0         7,559,248         7,487,181

NET INVESTMENT GAIN FROM
  GEORGIA GULF CORPORATION
  MASTER EMPLOYEE BENEFITS
  TRUST (Note 2)                                0         4,432,959                 0        11,511,615

INTEREST AND DIVIDEND INCOME                     0                 0           391,934           381,838

NET GAIN (LOSS) FROM INVESTMENTS
 (Note 2)                                3,105,214         1,277,802         9,736,042        (1,791,114)

INTEREST INCOME--PARTICIPANT LOANS
 (Note 4)                                        0                 0           240,343           207,133

PRINCIPAL REPAYMENTS--PARTICIPANT LOANS          0                 0                 0           (37,588)
                                        -----------      ------------      -----------        ------------
                                         3,105,214         5,710,761        17,927,567        17,759,065
LESS:                                   -----------      ------------      ------------       ------------
  Benefit payments                      (1,478,360)         (323,880)      (10,911,461)       (2,782,927)
  Loan disbursements                             0                 0                 0                 0
                                        -----------      ------------      ------------       ------------
                                        (1,478,360)         (323,880)      (10,911,461)        (2,782,927)
                                        -----------      ------------      -----------        ------------

INTERFUND TRANSFERS                       (144,998)      (15,634,324)                0                  0
                                        -----------      ------------      ------------       ------------
NET INCREASE (DECREASE)
  IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                      1,481,856       (10,247,443)        7,016,106         14,976,138

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS AT BEGINNING OF YEAR     25,013,718       35,261,161       118,499,778         103,523,640
                                        -----------      ------------      -----------        ------------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS AT END OF YEAR          $26,495,574      $25,013,718      $125,515,884        $118,499,778
                                        -----------      ------------      ------------       ------------
                                        -----------      ------------      ------------       ------------

         The accompanying notes are an integral part of these statements.

                           GEORGIA GULF CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                          DECEMBER 31, 1996 AND 1995


1.  THE PLAN

    The Georgia Gulf Corporation Savings and Capital Growth Plan (the "Plan") was established effective January 1, 1985 in connection with the acquisition of Georgia-Pacific Chemicals, Inc. ("Chemicals") by Georgia Gulf Corporation (the "Company") from Georgia-Pacific Corporation ("G-P"). G-P transferred assets with a fair value of $9,758,567 to the Plan which related to benefits earned by employees of Chemicals under a benefit plan sponsored by G-P.

    Effective October 1, 1995, Georgia Gulf Corporation transferred the Plan's assets from Wachovia Bank of Georgia, N.A. ("Wachovia") to a new trustee, INVESCO Trust Company ("INVESCO").

2.  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

    Basis of Accounting

    The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

    Investment Valuation

    Investments in the Plan are stated at fair market value, based on current security exchange prices. Net gain (loss) from investments includes realized gains (losses) from the sales of investments and unrealized appreciation (depreciation) of investments.



                                                        1996             1995
                                                     ----------      ----------
    Net loss from Georgia Gulf Corporation stock     $(1,732,681)   $(7,093,127)
    Net gain from other investments                   11,468,723      5,302,013
                                                     ------------   ------------
                                                     $  9,736,042   $(1,791,114)
                                                     ------------   ------------
                                                     ------------   ------------


    Prior to October 1, 1995, certain Plan assets were commingled in the Georgia Gulf Corporation Master Employee Benefits Trust (the "MEBT") together with the assets of the

    Company's Salaried Employees Retirement Plan and Hourly Employees Retirement Plan. On October 1, 1995, all Plan assets in the MEBT were transferred to INVESCO. The Plan's share of interest income, dividends, investment expenses, and gains and losses (both realized and unrealized) from the MEBT is included in the accompanying statements of changes in net assets available for plan benefits under the caption "Net investment gain from Georgia Gulf Corporation Master Employee Benefits Trust." A summary of income and expenses of the MEBT for the year ended December 31, 1995, which comprises the net investment gain for participating plans, together with the allocation to the Plan, was as follows:



    Interest and dividend income                            $  2,864,801
    Net appreciation in the fair value of investments         16,998,189
    Investment expenses                                         (359,718)
                                                            -------------
    Net investment gain from Georgia Gulf Corporation
      Master Employee Benefits Trust                        $ 19,503,272
                                                            -------------
                                                            -------------

    The net appreciation in the fair value of investments in the MEBT by major investment category for the year ended December 31, 1995 was as follows:



    Equity securities                                       $14,882,812
    Fixed income securities                                   2,115,377
                                                            -----------
    Net appreciation in the fair value of investments       $16,998,189
                                                            -----------
                                                            -----------



    Allocation to participating plans (based on market values at the beginning of each month) was as follows as of December 31, 1995:



    Georgia Gulf Corporation:
     Savings and Capital Growth Plan                         $11,511,615
     Salaried Employees Retirement Plan                        7,892,169
     Hourly Employees Retirement Plan                             99,488
                                                             -----------
                                                             $19,503,272
                                                             -----------
                                                             -----------

    Tax Status

    The Plan obtained its latest determination letter on November 13, 1996, in which the Internal Revenue Service ("IRS") stated that the Plan, as amended as of August 26, 1996, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has not been subsequently amended. Therefore, the administrator believes the Plan was qualified and the related MEBT was tax-exempt as of the financial statement dates.

3.  TRUST AGREEMENT

    Under a previous trust agreement, Wachovia was appointed trustee of the Plan and administered the Plan's assets together with the income derived therefrom. Effective October 1, 1995, INVESCO (the "Trustee") accepted fiduciary responsibility as Trustee for the Georgia Gulf Corporation Savings and Capital Growth Plan. Expenses incurred by the

    Trustee in the performance of its duties under this agreement, other than investment advisor fees, are paid by the Company.


4.  PLAN DESCRIPTION

    The following description of the Plan is provided for informational purposes only.

    General

    The Plan is a defined contribution plan covering substantially all salaried employees of the Company. Established in 1985, the Plan provides for a yearly defined company contribution. In addition, the Company contributes a matching percentage of employee contributions up to a designated maximum percentage. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

    The Plan is divided into three accounts, each containing specific benefits, vesting, and limitations, as defined in the plan document:

          Capital Growth Account

          Contributions consist of a yearly company contribution of 3% of annual compensation, as defined by the plan agreement. The contribution is limited to current and accumulated earnings and profits in accordance with IRS regulations and is fully vested immediately. Pursuant to an amendment effective October 1, 1995, the contribution is participant-directed.

          Employees whose termination is due to disability or death or whose termination occurs after reaching age 55 with five or more years of service will be entitled to a contribution for the year of termination. On December 31, 1996, 866 employees or former employees received a basic contribution to their capital growth account.

          Savings Account

          Contributions consist of pretax and/or after-tax employee contributions and a company matching contribution equal to 50% of employee before-tax contributions up to a maximum of 4% of annual compensation. Company contributions are limited to current and accumulated earnings and profits in accordance with IRS regulations. Matching contributions vest at a rate of 10% per year for the first four years of service and 20% per year for the fifth, sixth, and seventh years of service or vest immediately, if an employee leaves the Company due to death, disability, or retirement at age 60 or later. As of December 31, 1996, 958 employees were making contributions to their savings accounts.

          Prior Plan Account

          Present participants of the Plan who were previously employees of G-P may have participated in the G-P Savings and Capital Growth Plan, which consisted of an employer fund and employee fund. Employer fund balances consisted of annual contributions, plus earnings. Employee fund balances consisted of employee after-tax contributions, plus earnings. Upon termination of employment by G-P due to the Company's acquisition of Chemicals, these prior plan account balances were transferred to the Plan and became fully vested.

          When an employee leaves the Company, he may elect to receive his entire employer fund prior plan account balance as a lump-sum distribution or, if eligible, to transfer the amount to the Company's defined benefit plan, the Salaried Employees Retirement Plan. If the employee elects a lump-sum distribution, the pre-1985 pension benefit is reduced by the monthly annuity value of the employer fund balance.

          Employee fund balances are classified as an after-tax savings account and are subject to plan distribution rules.

    Investment Funds as of December 31, 1996 and 1995

    Assets held in the Plan as of December 31, 1995, were invested by the Trustee in one or more of five investment fund options: the Total Return Fund, the Stable Value Fund, the Stock Fund, the Small Company Fund, and the Georgia Gulf Stock Fund. Assets held in the Plan as of December 31, 1996, are invested by the Trustee in one or more of the five investment fund options available at December 31, 1995, plus two additional options: the Blue Chip Growth Fund and the Europacific Growth Fund. Prior plan account assets are invested in the Total Return Fund at December 31, 1996, and 1995. Savings account assets may be divided at the participants' discretion among the fund options in 1% increments, and participants may change their investment elections monthly. A description of the investment funds follows:


          Total Return Fund (Formerly Known as the Balanced Fund)

          Comprised of units in the INVESCO Total Return Fund, which invests in stocks and bonds to achieve a competitive rate of return while maintaining low volatility.

          Stable Value Fund (Formerly Known as the Interest Income Fund)

          A fund comprised of units in the INVESCO Retirement Stable Value Fund, which invests in investment contracts designed to essentially ensure return of principal and a higher return than typically offered by money market funds. Guaranteed income contracts that provide for benefit payments or withdrawals on a contractual basis and with respect to which there is no active trading market are valued at their fair values, as determined by the Trustee, which in the case of such investments providing for such payments or withdrawals without penalties, is generally deemed to be accrued at book value (cost plus accrued income). Due to the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investment contracts existed.

          Blue Chip Growth Fund

          Comprised of units in the Fidelity Blue Chip Growth Fund. This fund invests in a diversified portfolio of common stocks of well-known and established companies to achieve long-term capital appreciation.

          Stock Fund (Formerly Known as the Common Stock Fund)

          Comprised of a mutual fund investing in common stock of well-established companies to achieve long-term capital growth.


          Small Company Fund (Formerly Known as the Emerging Growth Fund)

          Comprised of an aggressive equity mutual fund investing in small-sized companies to achieve substantial capital appreciation.

          Europacific Growth Fund

          Comprised of units in the American Funds Group Europacific Growth Fund. This fund invests in a portfolio of companies outside the United States which offer above-average growth potential to achieve long-term capital appreciation.

          Georgia Gulf Stock Fund

          Comprised of Georgia Gulf Corporation common stock to achieve substantial capital appreciation.

    Benefits

    Benefits of the Plan are payable to the designated beneficiary if termination is due to death. Distributions to employees are made only upon termination.

    Participant Loans

    A Plan participant may borrow up to 50% of his total vested account balance. The vested account balance consists of employee pretax contributions, his vested portion of company matching contributions, and the company basic contributions. Loans will be made for no less than $1,000 and no more than $50,000. Loans are repaid by monthly payroll deductions covering both principal and interest. The loans must be repaid within five years, unless used to purchase a primary residence, in which case the term may be extended. Interest rates are based on the prime interest rate plus 1% at the time a loan is approved.

    Plan Termination

    In the event the Plan terminates, employees become 100% vested for all company contributions regardless of length of service. In addition, any unallocated Plan funds will be allocated to the appropriate accounts of Plan members and beneficiaries.

5.  RECONCILIATION TO FORM 5500

    As of December 31, 1996 and 1995, the Plan had approximately $0 and $25,000, respectively, of pending distributions to participants who elected to withdraw from the Plan. Pending distributions are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with generally accepted accounting principles.

    The following table reconciles the financial statements to Items 31 and 32 of the Form 5500 as filed by the Company for the years ended December 31, 1996 and 1995:



                                     1996                        1995
                           -----------------------     -----------------------
                             Per                         Per
                          Financial      Per           Financial        Per
                          Statements   Form 5500       Statements    Form 5500
                         -----------  ----------      ------------   ----------
Benefits payable        $           0  $         0    $          0   $   25,000
Net assets available
  for benefits            125,515,884  125,515,884     118,499,778  118,474,778
Benefits paid to
  participants             10,911,461   10,911,461       2,782,927    2,782,927



                                                                      SCHEDULE I



                           GEORGIA GULF CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN


           ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1996


  Identity                                                              Shares or        Market        Historical
  of Issuer                          Description                        Face Value       Value            Cost
------------------------------------------------------------------------------------------------------------------------
               GUARANTEED INCOME FUND:
INVESCO          INVESCO Stable Value Fund                              6,842,962    $  6,842,962     $ 6,842,962

               MUTUAL FUNDS:
INVESCO          INVESCO Total Return Fund                              2,632,828      63,977,707      57,132,603
Fidelity         Blue Chip Growth Fund                                    170,295       5,566,950       5,315,245
Dodge & Cox      Dodge & Cox Stock Fund                                   114,794       9,161,725       8,103,707
UAM              UAM Small Company Fund                                   350,401       7,502,074       6,895,469
American Funds   Europacific Growth Fund                                  102,279       2,663,347       2,508,157
                                                                                       ----------     -----------
                         Total mutual funds                                            88,871,803      79,955,181

               NOTES AND MORTGAGES:
The Plan         Employee loans (with interest rates
                   ranging from 7% to 12%)                              2,681,692       2,681,692       2,681,692

               EQUITY SECURITIES:
Georgia Gulf     Georgia Gulf Stock Fund                                  960,983      27,119,427      20,156,934
                                                                                       ----------      ----------
                         Total investments                                           $125,515,884    $109,636,769
                                                                                     ------------    ------------
                                                                                     ------------    ------------




                       *Represents a party in interest.

       The accompanying notes are an integral part of this schedule.

                           GEORGIA GULF CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN


                 ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS(a)

                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                        Purchases                                      Sales or Maturities
                               ---------------------------------------------------------------------------------------------------
                                                   Current Value                                    Current Value
                               Number               of Asset on     Number                           of Asset on
                                 of      Purchase   Transaction       of                             Transaction       Realized
Investment Description      Transactions   Price        Date     Transactions  Proceeds      Cost        Date         Gain (Loss)
--------------------------  ------------  --------  -----------  ------------  --------     ------      -------  ------------------
EQUITY SECURITIES:
  Georgia Gulf Corporation      128    $15,918,730    $15,918,730     263    $20,485,586  $15,980,586  $20,485,586     $4,505,000

MUTUAL FUNDS:
  INVESCO Total Return Fund      79      6,058,256      6,058,256     222     13,690,008   12,644,422   13,690,008      1,045,586
  Fidelity Blue Chip
   Growth Fund                  113      6,414,590      6,414,590      77      1,201,065    1,167,836    1,201,065         33,229





           (a) Represents a transaction or series of transactions in securities of the same issue in excess of 5% of fair market value of plan assets as of the beginning of the year.

                  The accompanying notes are an integral part of this schedule.

                     CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K to the Company's previously filed Registration Statements on Form S-8, File No. 33-14696, File No. 33-40952, File No. 33-27365, File No. 33-42008, File No. 33-42190, File No. 33-56711 and File No. 33-64749.



ARTHUR ANDERSEN LLP






Atlanta, Georgia
June 23, 1997